[Cooley Godward Kronish LLP Letterhead]

VIA EDGAR

April 25, 2008

Celeste Murphy

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rackable Systems, Inc.

Preliminary Proxy Statement filed on Schedule 14A

Filed on April 17, 2008

File No. 0-51333

Ladies and Gentlemen:

Transmitted for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are Amendment No. 1 to the preliminary Notice of Annual Meeting, Proxy Statement and form of Proxy relating to the 2008 Annual Meeting of Stockholders of Rackable Systems, Inc. (“Rackable”). The filing indicates changes made from the preliminary filing of such materials with the Commission on April 17, 2008.

The proxy materials and the Company’s Annual Report to Stockholders will be mailed on or about April 30, 2008 to stockholders of record of the Company as of April 14, 2008.

On behalf of Rackable, we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2008, with respect to the preliminary proxy statement referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

General

1. As this solicitation relates to your annual meeting of security holders at which directors are to be elected, please disclose whether the annual report will precede or accompany the proxy statement. See 14a-3 of the proxy rules.

The requested disclosure been added to the first page of the proxy statement in response to the comment.

Questions and Answers about this Proxy material and Voting, page 1

What should I do if I receive a proxy card from Leza?

2. Please revise the question to clarify that it relates to the board’s recommendation as to what shareholders should do with the Leza proxy card.

The requested disclosure been added in response to the comment.

Who is paying for this proxy solicitation? page 3

3. Please include in your next amendment the information omitted regarding the amounts paid and to be paid with respect to the cost of soliciting proxies as well as the number of persons expected to be employed by MacKenzie Partners, Inc. to solicit proxies. See Item 4(b)(4) of Schedule 14A.

The requested disclosure been added in response to the comment.

Can I change my vote after submitting my proxy? page 4

4. Please disclose that a proxy executed and returned to the company may also be revoked by delivering a later-dated proxy or written notice to Mr. Leza.

We have revised the disclosure to state that a proxy executed and returned to Rackable may also be revoked by delivering a later-dated proxy to Mr. Leza, in response to the comment.

Proposal 1 Election of Directors, page 6

5. Please revise the business experience descriptions to specify the principal occupations and employment during the past five years for General Hagee and Messrs. Boesenberg and King. See Item 7 of Schedule 14A and Item 401(e) of Regulation S-K.

The requested disclosure been added in response to the comment.

Proposal 3: Stockholder Proposal to Establish Policy to Ratify the Compensation Paid to the Officers Named in our Proxy Statement, page 18

6. We note that you did not include in your proxy statement the shareholder proposal, including the statement of support, in its entirety. Please advise.

We respectfully advise the Staff that Mr. Leza’s notice to Rackable was dated February 19, 2008, and that the deadline for submissions under Rule 14a-8 was December 15, 2008. Further, Mr. Leza’s notice was phrased as a notice to comport with the advanced notice provisions of Rackable’s Bylaws, and he notified Rackable that he was providing the notice to comply with the Bylaw provision. In addition, his notice did not contain a statement of support. Rackable voluntarily included Mr. Leza’s proposal for the sole purpose of enabling Rackable’s stockholders to vote on Mr. Leza’s proposal on Rackable’s proxy card. Consequently, we respectfully submit that Rackable is not required to provide any statement of support.

7. We note that this proposal is referred to on the form of proxy as “Stockholder proposal re: Say-on-Pay.” We note further that the term “say-on-pay” does not appear in the proxy statement and that the proposal in the proxy statement has a long and different title. Please revise the title of Proposal 3 in the proxy statement to include the term “say-on-pay” to ensure that the proposal can be easily identified on the form of proxy or otherwise revise for clarity.

The requested disclosure been added in response to the comment.

8. Please clarify your statement on page 19 regarding who the “top shareholders” are with whom you regularly interact.

The requested disclosure been added in response to the comment.

9. Please identify more specifically the “largest institutional shareholders” referenced on page 19 that you intend to invite to a meeting to discuss the company’s executive compensation practices. Because it appears that you are offering to host such a meeting as a response to or instead of adopting the shareholder proposal, please provide greater detail regarding your plans and expectations for the meeting including, but not limited to, such things as the timeline for hosting the meeting, whether the meeting is a one-time event, whether the results of the meeting will be disseminated to shareholders and whether the recommendations of the institutional shareholders will have any binding effect on the company.

The requested disclosure been added in response to the comment.

Compensation Discussion and Analysis

Compensation Consultants and Market Positioning Philosophy, page 29

10. State whether Mercer Human Resource Consultation Group was engaged directly by the compensation committee or any other person. Also discuss the nature and scope of Mercer’s engagement and clarify whether Mercer was provided with any instructions or directions with respect to the performance of their duties under the agreement. See Item 7(d) of Schedule 14A and Item 407(e)(3)(iii) of Regulation S-K.

The requested disclosure been added in response to the comment.

Role of Chief Executive Officer and Management in Compensation, page 30

11. Please clarify, consistent with the disclosure on page 11 under the caption “Compensation Committee,” that the chief executive officer also recommends the amount and form of compensation for other executive officers. In addition, state whether he recommends the amount and form of his own compensation. See Item 8 of Schedule 14A and Item 402(b)(2)(xv) of Regulation S-K.

The requested disclosure been added in response to the comment.

Long-Term Equity-Based Incentive Awards, page 32

12. Please provide disclosure pursuant to Item 402(b)(vi) of Regulations S-K regarding how your long-term incentives fit with the other elements of compensation and how such incentives affect decisions regarding such other elements. Further, please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K.

The requested disclosure been added in response to the comment.

Appendix I: Information Concerning Persons who may be deemed Participants in Rackable Systems’ Solicitation of Proxies

13. Please provide the company addresses for Messrs. Griffiths and Schwartz at WebEx Communications, Inc. and Magnolia Capital, respectively. See Item 5(b)(1)(ii) of Schedule 14A.

The requested disclosure been added in response to the comment.

Form of Proxy

14. Please revise to indicate that the proxy cards are “preliminary copies.” Refer to Rule 14a-6(e)(1).

The requested disclosure been added in response to the comment.

*  *  *  *

In addition, Rackable acknowledges:

•	Rackable is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Rackable may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 843-5191, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cooley Godward Kronish LLP

By:	/s/ Brett D. White
Brett D. White

cc:	Mark Barrenechea, Chief Executive Officer and President, Rackable Systems, Inc.

Maurice Leibenstern – General Counsel, Rackable Systems, Inc.

Timothy J. Moore – Cooley Godward Kronish LLP